UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Loews Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540424-10-8

(CUSIP Number)

Barry Bloom
667 Madison Avenue
New York, N.Y. 10021
212 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Laurence A. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,617,996
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER 14,617,996
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,617,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,784,500
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 2,784,500
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,260
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,767,260
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,940,500
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 2,940,500
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,765,500
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER 2,765,500
	10	SHARED DISPOSITIVE POWER 80,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,845,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

        Laurence A. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the “Reporting Persons”) hereby amend and supplement the statement on Schedule 13D previously filed by them with respect to the Common Stock (the “Common Stock”) of Loews Corporation (the “Issuer”) as set forth herein. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

        The aggregate number and percentage of the outstanding Common Stock (based upon a total of 191,479,500 shares that were outstanding as of February 25, 2002) beneficially owned by each of the Reporting Persons as of February 25, 2002 were as follows:

Laurence A. Tisch Andrew H. Tisch Daniel R. Tisch James S. Tisch Thomas J. Tisch	18,617,996 2,824,500 2,767,260 3,040,500 2,845,500	9.7% 1.5 1.4 1.6 1.5

        Laurence A. Tisch has sole voting power and sole investment power with respect to 14,617,996 shares of Common Stock, including 10,617,996 shares owned by him directly and 4,000,000 shares held by a trust of which he is the trustee. The remaining 4,000,000 shares beneficially owned by him are owned by Wilma S. Tisch, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares.

        Andrew H. Tisch has sole voting power and sole investment power with respect to 2,769,500 shares of Common Stock, including 4,000 shares held by him directly and 2,765,500 shares held by trusts of which he is the managing trustee. He may also be deemed to be the beneficial owner of 15,000 shares issuable upon the exercise of options granted under the Loews Corporation 2002 Stock Option Plan which are currently exercisable and with respect to which, if exercised, he would have sole voting and investment power. In addition, he has shared voting power and investment power with respect to 40,000 shares held by a charitable foundation of which he is a director.

        Daniel R. Tisch has sole voting power and sole investment power with respect to 2,767,260 shares of Common Stock, including 1,000 shares held by him directly, 2,765,500 shares held by trusts of which he is the managing trustee and 760 shares owned by him as custodian for a son of Andrew H. Tisch.

        James S. Tisch has sole voting power and sole investment power with respect to 2,940,500 shares of Common Stock, including 160,000 shares held by him directly and 2,765,500 shares held by trusts of which he is the managing trustee. He may also be deemed to be the beneficial owner of 15,000 shares issuable upon the exercise of options granted

Page 7 of 10 Pages

under the Loews Corporation 2002 Stock Option Plan which are currently exercisable and with respect to which, if exercised, he would have sole voting and investment power. In addition, he has shared voting power and investment power with respect to 100,000 shares held by a charitable foundation of which he is a director.

        Thomas J. Tisch has sole voting power and sole investment power with respect to 2,765,500 shares of Common Stock held by trusts of which he is the managing trustee. In addition, he has shared voting power and investment power with respect to 40,000 shares held by a charitable foundation of which he is a director, and he may be deemed to have shared voting power and investment power with respect to 40,000 shares owned by Alice M. Tisch, his wife, as custodian for their children.

        A trust created in 2000 by Wilma S. Tisch, the wife of Laurence A. Tisch, terminated in January 2002, resulting in the transfer of 1,062,000 shares of Common Stock of the Issuer to the beneficiaries of the trust and the acquisition of 265,500 shares each by trusts of which each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is the managing trustee. There were no other transactions in the Common Stock of the Issuer by the Reporting Persons during the sixty days preceding the filing of this statement.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 8 of 10 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2002

/s/ Laurence A. Tisch

Laurence A. Tisch

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

Page 9 of 10 Pages

AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that this Amendment No. 10 to Schedule 13D, dated February 26, 2002, relating to the Common Stock of Loews Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

February 26, 2002

/s/ Laurence A. Tisch

Laurence A. Tisch

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 10 Pages